Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registers total sales of 2,51,822 units in Q4 FY23, up 3% over Q4 FY22

Mumbai, April 3, 2023: Tata Motors Limited sales in the domestic & international market for Q4 2023 stood at 2,51,822 vehicles, compared to 2,43,459 units during Q4 2022.

Domestic Sales Performance:

Category	March’23	March’22	% Change	Q4 FY23	Q4 FY22	% Change	FY23	FY22	% Change
Total Domestic Sales	89,351	86,718	3%	2,47,038	2,33,078	6%	9,31,957	6,92,554	35%

Commercial Vehicles:

Category	March’23	March’22	% Change	Q4 FY23	Q4 FY22	% Change	FY23	FY22	% Change
M&HCV	15,963	14,499	10%	39,549	33,392	18%	1,22,494	88,041	39%
I&LCV	6,570	7,555	-13%	15,027	18,680	-20%	54,580	53,854	1%
Passenger Carriers	3,973	2,703	47%	10,456	6,155	70%	34,627	14,620	137%
SCV cargo and pickup	18,801	19,668	-4%	47,113	51,800	-9%	1,81,616	1,65,667	10%
Total CV Domestic	45,307	44,425	2%	1,12,145	1,10,027	2%	3,93,317	3,22,182	22%
CV Exports	1,516	2,625	-42%	4,023	9,843	-59%	20,222	34,790	-42%
Total CV	46,823	47,050	0%	1,16,168	1,19,870	-3%	4,13,539	35,6972	16%

Domestic sale of MH&ICV in Q4 2023, including trucks and buses, stood at 54,435 units, compared to 40,391 units in Q4 2022.  Total sales for MH&ICV Domestic & International Business in Q4 2023, including trucks and buses, stood at 56,059 units compared to 52,976 units in Q4 2022.

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “Tata Motors commercial vehicle domestic sales in Q4 FY23 at 1,12,145 units was 22% higher than the previous quarter (Q3 FY23) and ~2% higher than the same quarter, last year (Q4 FY22).  This growth was driven by the robust demand for heavy trucks required to service the strong infrastructure push by the Government plus increased activity in e-commerce, construction, and mining. Higher replacement demand, advance buying in anticipation of price hikes, and year-end buying to claim depreciation benefits, further buoyed the demand towards the end of the quarter. As a result, M&HCVs grew by over 33% vs Q3 FY23, while being 18% ahead of Q4 FY22. However, the demand for small and light commercial vehicles continued to be impacted due to high interest rates and high base effect. Overall, Tata Motors CV domestic business grew ~22 % in FY23 vs FY22.

With the new BSVI phase II starting from April 2023, we have used the opportunity to significantly enhance key attributes of our entire portfolio while complying with the emission norms. Our commercial vehicles will now deliver even better performance enabled by smarter technologies and enhanced features. With the government’s continuing thrust on infrastructure development, we remain optimistic about the overall CV demand in FY24 while maintaining a close watch on geopolitical developments, interest rates, fuel prices and inflation.”

Passenger Vehicles:

Category	March’23	March’22	% Change	Q4 FY23	Q4 FY22	% Change	FY23	FY22	% Change
Total PV Domestic (includes EV)	44,044	42,293	4%	1,34,893	1,23,051	10%	5,38,640	3,70,372	45%
PV IB	181	173	5%	761	538	41%	2,447	1,803	36%
Total PV (includes EV)	44,225	42,466	4%	1,35,654	1,23,589	10%	5,41,087	3,72,175	45%
EV (IB+Domestic)	6,509	3,452	89%	15,960	9,368	70%	50,043	19,668	154%

Includes sales of Tata Motors Passenger Vehicles Limited, a subsidiary of Tata Motors Limited.

Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Ltd. and Tata Passenger Electric Mobility Ltd. said, “FY23 has set a new record for passenger vehicle sales in India. The steep growth witnessed by the industry was driven by post COVID pent up demand in early part of the year, the launch of several new vehicles and easing of the semiconductor shortage. While SUVs and EVs led this growth, customers’ rising preference for safe vehicles and smart technology features was equally pronounced.

Tata Motors scaled a new sales peak by posting its highest ever annual domestic sales of 5,38,640 units, achieving a robust 46% sales growth over FY22 and registering its third successive year of industry beating growth. All four SUVs – Nexon, Punch, Harrier and Safari, recorded their highest ever annual sales, contributing a substantial 66% of the total volume. Being the leader in fast growing EV segment, we continued to accelerate both its adoption as well as the development of its enabling ecosystem. Tata Motors crossed the significant landmark of 50,000 EV sales in FY23, its highest ever, to post a significant growth of 154% over FY22. In addition, we also recorded the highest ever quarterly and monthly EV sales of 15,960 (Q4FY23) and 6,509 (Mar’23) respectively. EV penetration in our portfolio continued to increase from ~7% (Q1FY23) to ~12% (Q4FY23) of our total sales.

Looking ahead, we expect the demand for personal vehicles to remain robust with the trend of electrification further strengthening as more options are made available to customers plus support from a rapidly growing and improving ecosystem. However, the growth rate of the passenger vehicle industry may moderate due to a strong base effect as well as macro factors including hardening interest rates, rising inflation, and the cost impact from progressive regulatory norms. We continue to stay agile, carefully monitoring the supply situation, particularly semiconductors and any potential waves of Covid.”

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.